    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        PACIFICARE HEALTH SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      DELAWARE              33-0064895
      (STATE OF          (I.R.S. EMPLOYER
   INCORPORATION)         IDENTIFICATION
                              NUMBER)

                                5995 PLAZA DRIVE
                         CYPRESS, CALIFORNIA 90630-5028
                                 (714) 952-1121
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------
                                   ALAN HOOPS
                        PACIFICARE HEALTH SYSTEMS, INC.
                                5995 PLAZA DRIVE
                         CYPRESS, CALIFORNIA 90630-5028
                                 (714) 952-1121
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                         ------------------------------
           IT IS REQUESTED THAT COPIES OF COMMUNICATIONS BE SENT TO:

  JOSEPH S. KONOWIECKI, ESQ.           RICHARD A. GOLDBERG, ESQ.
 GENERAL COUNSEL AND SECRETARY   SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN
PACIFICARE HEALTH SYSTEMS, INC.            919 THIRD AVENUE
       5995 PLAZA DRIVE                NEW YORK, NEW YORK 10022
CYPRESS, CALIFORNIA 90630-5028              (212) 758-9500
        (714) 952-1121

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                               PROPOSED
                                                              PROPOSED          MAXIMUM
                                                               MAXIMUM         AGGREGATE        AMOUNT OF
          TITLE OF SECURITIES                AMOUNT TO     OFFERING PRICE      OFFERING       REGISTRATION
            TO BE REGISTERED               BE REGISTERED    PER SHARE (1)      PRICE (1)           FEE
Class B Common Stock,
 par value $0.01 per share..............      750,000          $68.25         $51,187,500        $17,651
Registered Equity Purchase Contracts
 (2)....................................        (2)              (2)              (2)              (2)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, on the basis of the average of the high and low prices of the registrant's Class B Common Stock as reported on the NASDAQ National Market System on a date within five days of the filing prior to the filing hereof.

(2) The shares of Class B Common Stock offered hereby will be purchased pursuant to the terms and conditions of registered equity purchase contracts. An indeterminate amount of such contracts are also hereby registered representing an interest in the Class B Common Stock. Pursuant to Rule 457(g) under the Securities Act of 1933, no additional fee is being paid.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------

                        PACIFICARE HEALTH SYSTEMS, INC.
                             CROSS REFERENCE SHEET

FORM S-3 ITEM NO. AND CAPTION                                             CAPTION OR LOCATION IN PROSPECTUS
- -------------------------------------------------------------  --------------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus...................  Facing Sheet; Cross Reference Sheet; Outside Front Cover
                                                                Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Inside Front Cover Page; Available Information; Outside
                                                                Back Cover Page
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges........................  Prospectus Summary; Available Information
       4.  Use of Proceeds...................................  Prospectus Summary; Use of Proceeds
       5.  Determination of Offering Price...................                             *
       6.  Dilution..........................................                             *
       7.  Selling Security Holders..........................                             *
       8.  Plan of Distribution..............................  Front Cover of Page; Plan of Distribution
       9.  Description of Securities to be Registered........  Front Cover Page; Prospectus Summary; Description of
                                                                Securities
      10.  Interests of Named Experts and Counsel............                             *
      11.  Material Changes..................................  Recent Developments
      12.  Incorporation of Certain Documents by Reference...  Incorporation of Certain Documents by Reference
      13.  Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...                             *

- ------------------------

*    Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                 750,000 SHARES

                        PACIFICARE HEALTH SYSTEMS, INC.

                              CLASS B COMMON STOCK

                      REGISTERED EQUITY PURCHASE CONTRACTS

                                ----------------

    The 750,000 shares (the "Shares") of non-voting Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of PacifiCare Health Systems, Inc. (the "Company") are being offered by the Company to certain health care provider groups (the "Groups") in order to develop more strategic and long term alliances with such Groups. Each Group will be offered a specific number of Shares to be determined by the Company based upon the extent of each Group's alliance with the Company. See "Plan of Distribution."

    The Shares to be purchased hereunder (the "Contract Shares") by each Group may only be purchased pursuant to the terms and conditions of registered equity purchase contracts (each, a "Contract"). Each Contract obligates the Group that is a party thereto to purchase a specific amount of the Contract Shares over a five year period beginning on May 1, 1996 and on each May 1 thereafter through and including May 1, 2000 (each, a "Purchase Date"). Twenty percent of the Contract Shares will be purchased on each Purchase Date at a price per share (the "Purchase Price") equal to the last sale price of the Class B Common Stock as quoted on the NASDAQ National Market System on December 1, 1994. THE OBLIGATION TO PURCHASE THE CONTRACT SHARES WILL BE IRREVOCABLE EVEN IF ON ANY PURCHASE DATE THE MARKET PRICE OF THE CLASS B COMMON STOCK IS LESS THAN THE PURCHASE PRICE. Prior to the purchase of the Contract Shares, the Groups will not have any of the rights or privileges of a stockholder of the Company.

                            ------------------------

The Class B Common Stock is quoted on the NASDAQ National Market System under the symbol PHSYB. On August 30, 1994, the last reported sale price of the
       Class  B Common Stock was        $68 per share. See "Price
                            Range of Common Stock."

                            ------------------------

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
    EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION  NOR  HAS THE
       SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
            COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY OF
                THIS  PROSPECTUS.  ANY  REPRESENTATION  TO   THE
                           CONTRARY IS A CRIMINAL OFFENSE.

September   , 1994

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at the principal offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and at Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein together with all amendments thereto called the "Registration
Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits and schedules thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and are qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993.

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1993, March 31, 1994 and June 30, 1994.

    3. The description of the Class B Common Stock of the Company contained in its Registration Statement on Form 8-A (File No. 0-14181), dated May 20, 1992.

    All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits). Requests for such copies should be directed to: PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, California, 90630-5028, Attention: Investor Relations, telephone (714) 952-1121.

    The Company's principal executive offices are located at 5995 Plaza Drive, Cypress, California, 90630-5028, telephone (714) 952-1121.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING IN THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE.

                                  THE COMPANY

    The Company is one of the nation's leading managed health care organizations which arranges for the delivery of a comprehensive range of health care services, primarily through its health maintenance organization ("HMO") operations, for more than 1.2 million commercial, Medicare and Medicaid members. The Company serves the group employer market through seven wholly-owned HMOs located in California, Florida, Oklahoma, Oregon, Texas and Washington, which as of June 30, 1994 had a combined commercial membership of approximately 874,000 members.

    Since 1985, the Company has provided health care services to Medicare beneficiaries through its Secure Horizons-R- programs pursuant to capitated risk contracts with the Health Care Financing Administration ("HCFA"). Members in the Secure Horizons programs are enrolled on an individual basis, for which the Company receives a monthly fixed fee-per-member premium from HCFA, which is determined by regional demographic and cost factors. The Company believes that its Secure Horizons programs are attractive to Medicare beneficiaries because these programs provide a comprehensive package of benefits with coverage extending  beyond  that  to  which such  members  otherwise  are  entitled under
Medicare, and because these programs substantially reduce the member's administrative responsibilities. The Company further believes that the Secure growing Medicare-risk programs in the United States. As of June 30, 1994, the Company had approximately 381,000 members enrolled in its government (Medicare and Medicaid) programs.

    The Company's commercial and government program members are provided some or all of the following health care services, including primary and specialty physician care, hospital care, laboratory and radiology services, prescription drugs, dental and vision care, skilled nursing care, physical therapy and psychological counseling. The Company also offers certain specialty products and services to group purchasers and to other managed care organizations and their beneficiaries, including Medicare risk management services, pharmacy benefit management, military health care management, coordination of managed care products for multi-region employers, health and life insurance, behavioral health, workers' compensation, dental and vision services and health promotion. The Company believes that its ability to provide a wide range of products and services through its commercial and government programs, together with its specialty managed care programs, will enable it to respond effectively to changes and needs in the health care marketplace.

                                  THE OFFERING

Class B Common Stock................  750,000 shares
Common Stock to be Outstanding
 Subsequent to Offering (1):
  Class A Common Stock..............  12,225,333 shares
  Class B Common Stock..............  16,019,578 shares
Rights of Common Stock..............  The Class B Common Stock offered hereby has no voting rights, other than as  required by Delaware law,  and
                                      the  Class A Common Stock has one vote per share. The
                                      Class B Common  Stock and  the Class  A Common  Stock
                                      have equal rights to cash dividends, if any, and upon
                                      liquidation.  See "Dividend  Policy" and "Description
                                      of Securities -- Capital Stock."
Purchase Price......................  The Contract Shares shall be purchased at a price per share equal to  the last  sale price of  the Class  B
                                      Common  Stock as quoted on the NASDAQ National Market
                                      System on December 1, 1994.
Registered Equity Purchase
 Contract...........................  Each Group  will enter  into  a Contract  which  will require  the  Group  to purchase  20  percent  of the
                                      Contract Shares to be purchased by such Group on each
                                      EVEN  IF ON ANY PURCHASE DATE THE MARKET PRICE OF THE
                                      CLASS B COMMON STOCK IS LESS THAN THE PURCHASE PRICE.
                                      Groups will not be permitted  to purchase or pay  for
                                      any of the Contract Shares prior to the Purchase Date
                                      for  such  Contract  Shares.  The  Contracts  may  be
                                      terminated or payment of the total consideration  due
                                      under   any  Contract  may   be  accelerated  at  the
                                      Company's  option  upon  the  occurrence  of  certain
                                      events  of  default.  Prior to  the  purchase  of the
                                      Contract Shares, a Group will not have the status  or
                                      rights   of  a   stockholder  of   the  Company.  See
                                      "Description  of  Securities  --  Registered   Equity
                                      Purchase Contracts."
Transferability of Contracts........  The   Contracts  will   not  be   transferable.  Upon
                                      purchase,  however,   the  Shares   will  be   freely
                                      transferable.
Shares of Class B Common Stock......  Shares of Class B Common Stock have been reserved for issuance pursuant to the Contracts.
Use of Proceeds.....................  To increase working capital and for general corporate purposes. See "Use of Proceeds."
NASDAQ Symbols:
  Class A Common Stock..............  PHSYA
  Class B Common Stock..............  PHSYB

- ------------------------

(1)  Based  on the  number of  shares of the  Class A  and Class  B Common Stock
     (together, the "Common Stock") outstanding as of August 15, 1994 and excluding 463,984 shares of the Class A Common Stock and 1,324,940 shares of the Class B Common Stock issuable upon the exercise of outstanding stock options, of which options to purchase 430,784 shares of the Class A Common Stock and 505,756 shares of the Class B Common Stock are currently exercisable.

                         SUMMARY FINANCIAL INFORMATION

                                                                                                          NINE MONTHS
                                                 YEARS ENDED SEPTEMBER 30,                              ENDED JUNE 30,
                              ----------------------------------------------------------------  -------------------------------
                                1989       1990       1991       1992       1993      1993(6)     1993       1994      1994(6)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
  Total operating revenue...  $ 650,242  $ 975,849  $1,242,357 $1,686,314 $2,221,073 $2,410,605 $1,615,594 $2,112,431 $2,185,410
  Operating income (1)......      9,070     14,388     29,734     60,549     87,244     82,113     63,191     90,196     86,913
  Income before income
   taxes....................     17,749     29,438     44,521     74,852    108,327     99,073     78,617    108,193    102,389
  Net income................     10,859     17,638     25,702     43,590     62,696     55,883     45,585     68,037     63,999
  Earnings per share (2)....  $    0.48  $    0.74  $    1.10  $    1.78  $    2.25  $    2.01  $    1.64  $    2.43  $    2.29
  Weighted average number of
   shares of common stock
   and equivalents
   outstanding (2)..........     22,615     23,770     23,346     24,509     27,847     27,847     27,829     27,948     27,948

OPERATING STATISTICS (3):
  Medical loss ratio (4)....       86.8%      86.7%      85.4%      83.2%      84.1%      83.8%      84.6%      83.5%      83.3%
  Net pretax margin (5).....        2.7%       3.0%       3.6%       4.4%       4.9%       4.1%       4.9%       5.1%       4.7%
  Period-end commercial
   membership...............        451        546        567        742        807        893        790        874        924
  Period-end government
   (Medicare and Medicaid)
   membership...............        102        127        159        214        290        316        269        381        381
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total period-end HMO
     membership.............        553        673        726        956      1,097      1,209      1,059      1,255      1,305
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                            PRO
                                                                                                           FORMA
                                                                               SEPTEMBER 30,  JUNE 30,   JUNE 30,
                                                                               -------------  ---------  ---------
                                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital............................................................    $ 162,781    $ 208,057  $ 209,075
  Total assets...............................................................    $ 693,646    $ 877,873  $ 948,931
  Long-term debt, excluding current maturities...............................    $  21,821    $  43,958  $ 108,289
  Shareholders' equity.......................................................    $ 319,294    $ 390,169  $ 390,169

- ------------------------------
(1) Certain reclassifications have been made to the 1989 through 1991 amounts to conform to the 1992, 1993 and 1994 presentations.
(2) All share amounts and financial information presented in this Prospectus (except as expressly indicated otherwise) have been adjusted to reflect the reclassification of the Company's common stock (the "Prior Common Stock") into Class A Common Stock and Class B Common Stock and the stock dividend of Class B Common Stock (the "June 1992 Stock Dividend"), both of which occurred in June 1992 (together, the "Recapitalization"). The June 1992 Stock Dividend had the same effect on the total number of shares of common stock and equivalents outstanding as a two-for-one stock split. Income before cumulative effect of a change in accounting principle for the nine months ended June 30, 1994 was $62.4 million or $2.23 per share. The cumulative effect on prior years of a change in accounting principle for the nine months ended June 30, 1994 is $5.7 million or $0.20 per share.
(3) Medical loss ratio and net pretax margin reflect data for the fiscal years and nine-month periods reported and membership statistics reflect data at the end of each of such periods.
(4)  Health care costs as a percentage of premium revenue.
(5) Income before income taxes and cumulative effect of a change in accounting principle as a percentage of total operating revenue.
(6) The pro forma consolidated income statement data and balance sheet data give effect to the acquisition by the Company of the Acquired Companies (as defined under "Recent Developments -- Recent Acquisitions" below) in the manner set forth under "Recent Developments -- Pro Forma Condensed Consolidated Financial Statements (Unaudited)," including the related notes contained therein. Pro forma period-end membership data is derived by adding the membership of the Company and the Acquired Companies as of the

                              RECENT DEVELOPMENTS

HEALTH CARE REFORM

    As a result of the continued escalation of health care costs and the inability of many individuals to obtain health care insurance, numerous proposals relating to health care reform have been, and additional proposals may be introduced in the United States Congress and the legislatures of the states in which the Company operates or may seek to operate. The Company cannot predict what effect, if any, yet to be enacted health care legislation or proposals will have on the Company if, and when, enacted. The Company believes that the current political environment in which it operates will result in continued legislative scrutiny of health care reform and may lead to additional legislative initiatives. The Company is unable to predict the ultimate impact upon the Company of any federal or state restructuring of the health care delivery or health care financing systems, but such changes could have a material adverse impact on the operations, financial condition and prospects of the Company.

RECENT ACQUISITIONS

    During fiscal 1994, the Company acquired (the "1994 Acquisitions") the following companies: (i) Freedom Plan, Inc. (acquired October 1, 1993); (ii) California Dental Health Plan, Inc. and Dental Plan Administrators (acquired November 1, 1993); (iii) Advantage Health Plans, Inc. (acquired January 1,
1994); and (iv) Preferred Health Resources, Inc. (acquired March 1, 1994).

    In June 1994, PacifiCare of Florida, a subsidiary of the Company, entered into an agreement to acquire (the "Pasteur Acquisition") all of the issued and outstanding capital stock of Pasteur Health Plans, Inc. ("PHP"), Pasteur Delivery Systems, Inc. ("PDS") and Interstate Medical Equipment, Inc. ("IME"). PHP, PDS and IME shall collectively be referred to herein as "Pasteur." The Pasteur Acquisition, which is subject to among other things, various regulatory approvals, is expected to close by the end of the Company's current fiscal year. The 1994 Acquisitions and the Pasteur Acquisition shall together be referred to herein as the "Acquisitions." The companies acquired or to be acquired through the Acquisitions shall be referred to as the "Acquired Companies." The total purchase price for the Acquisitions is expected to be approximately $103 million. See "-- Pro Forma Condensed Consolidated Financial Statements (Unaudited)."

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

    The accompanying pro forma condensed consolidated financial statements have been prepared by the Company based on certain pro forma adjustments to the historical financial statements of the Company, which are incorporated in this prepared in accordance with generally accepted accounting principles.

    The pro forma adjustments presented are shown for comparative purposes only and should not be considered to reflect the actual results of operations of the combined companies had the Acquisitions taken place at the beginning of each pro forma period. The pro forma information is not intended to be indicative of results which may occur in the future. The Acquisitions have been or will be accounted for as purchases and the operating results of each completed acquisition are included in the consolidated financial statements from the date of purchase. These unaudited pro forma statements should be read in conjunction with the Company's financial statements and related notes, which are incorporated in this Prospectus by reference.

    The accompanying pro forma condensed consolidated balance sheet as of June 30, 1994 has been prepared to give pro forma effect to the Pasteur Acquisition as if it had occurred on June 30, 1994. The accompanying pro forma condensed consolidated statements of income for the nine months ended June 30, 1994 and the year ended September 30, 1993, have been prepared to give pro forma effect to the 1994 Acquisitions as if such acquisitions had occurred on October 1, 1993 and 1992, respectively. Such pro forma condensed consolidated statements of income also give pro forma effect to the completion of the Pasteur Acquisition, which is expected to close by the end of the Company's current fiscal year, as if it had occurred at the beginning of each pro forma period.

                        PACIFICARE HEALTH SYSTEMS, INC.
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 JUNE 30, 1994
                                     ASSETS

                                                                                                 PRO
                                                                THE               PRO FORMA     FORMA
                                                              COMPANY   PASTEUR  ADJUSTMENTS   RESULTS
                                                              --------  -------  -----------   --------
                                                                           (IN THOUSANDS)
Current assets:
  Cash and equivalents......................................  $57,988   $ 6,763                $64,751
  Marketable securities.....................................  487,131                          487,131
  Receivables, net..........................................   82,481       359                 82,840
  Deferred income taxes.....................................   15,894                           15,894
                                                              --------  -------  -----------   --------
    Total current assets....................................  651,390     7,745                659,135
                                                              --------  -------  -----------   --------
Property, plant and equipment, net..........................   91,876     4,414                 96,290
Marketable securities -- restricted.........................   15,339       294                 15,633
Goodwill and intangible assets..............................  117,695            $58,078(a)    175,773
Other assets................................................    1,573       527                  2,100
                                                              --------  -------  -----------   --------
                                                              $877,873  $12,980  $58,078       $948,931
                                                              --------  -------  -----------   --------
                                                              --------  -------  -----------   --------

                                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Medical claims and benefits payable.......................  $294,100  $ 1,937                $296,037
  Accounts payable and accrued liabilities..................  122,191     4,221                126,412
  Unearned premium revenue..................................   18,743       321                 19,064
  Long-term debt due within one year........................    8,299       248                  8,547
                                                              --------  -------  -----------   --------
    Total current liabilities...............................  443,333     6,727                450,060
                                                              --------  -------  -----------   --------
Long-term debt due after one year...........................   43,958     4,331   60,000(a)    108,289
Minority interest...........................................      413     --                       413
Shareholders' equity:
  Preferred shares..........................................
  Class A common shares.....................................      122         8       (8)(a)       122
  Class B common shares.....................................      153                              153
  Additional paid-in capital................................  140,980       189     (189)(a)   140,980
  Retained earnings.........................................  248,914     1,725   (1,725)(a)   248,914
                                                              --------  -------  -----------   --------
                                                              --------  -------  -----------   --------
                                                              $877,873  $12,980  $58,078       $948,931
                                                              --------  -------  -----------   --------
                                                              --------  -------  -----------   --------

                        PACIFICARE HEALTH SYSTEMS, INC.
        PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                    FOR THE NINE MONTHS ENDED JUNE 30, 1994

                                                                 THE        ACQUIRED     PRO FORMA    PRO FORMA
                                                               COMPANY     COMPANIES    ADJUSTMENTS    RESULTS
                                                              ----------  ------------  -----------   ----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Premiums..................................................  $2,083,901  $    69,121   $  (245)(b)   $2,152,777
  Other income..............................................     28,530         4,394      (291)(c)       32,633
                                                              ----------  ------------  -----------   ----------
    Total operating revenue.................................  2,112,431        73,515      (536)       2,185,410
                                                              ----------  ------------  -----------   ----------
Expenses:
  Health care services......................................  1,740,471        53,231      (205)(b)    1,793,497
  Marketing, general and administrative.....................    279,293        16,155     5,669(d)       301,117
  Amortization of intangibles...............................      2,471            31     1,381(e)         3,883
                                                              ----------  ------------  -----------   ----------
Operating income............................................     90,196         4,098    (7,381)          86,913
Interest income.............................................     19,432             5      (273)(f)       19,164
Interest expense............................................     (1,435 )        (363 )  (1,890)(g)       (3,688)
                                                              ----------  ------------  -----------   ----------
Income before income taxes and cumulative effect of a change
 in accounting principle....................................    108,193         3,740    (9,544)         102,389
                                                              ----------  ------------  -----------   ----------
Income before cumulative effect of a change in accounting
 principle..................................................     62,379         2,725    (6,763)          58,341
Cumulative effect on prior years of a change in accounting
 principle..................................................      5,658                                    5,658
                                                              ----------  ------------  -----------   ----------
Net income..................................................  $  68,037   $     2,725   $(6,763)      $   63,999
                                                              ----------  ------------  -----------   ----------
                                                              ----------  ------------  -----------   ----------

Weighted average common shares and equivalents outstanding
 used to calculate earnings per share.......................     27,948        27,948    27,948           27,948
                                                              ----------  ------------  -----------   ----------
Earnings per share:
  Before cumulative effect of a change in accounting
   principle................................................      $2.23         $0.10    $(0.24)           $2.09
  Cumulative effect on prior years of a change in accounting
   principle................................................       0.20            --        --             0.20
                                                              ----------  ------------  -----------   ----------
  Earnings per share........................................      $2.43         $0.10    $(0.24)           $2.29
                                                              ----------  ------------  -----------   ----------
                                                              ----------  ------------  -----------   ----------

                        PACIFICARE HEALTH SYSTEMS, INC.
        PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                     FOR THE YEAR ENDED SEPTEMBER 30, 1993

                                                                 THE        ACQUIRED      PRO FORMA     PRO FORMA
                                                               COMPANY     COMPANIES     ADJUSTMENTS     RESULTS
                                                              ----------  ------------   -----------   -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Other income..............................................     20,923     10,373        (3,378)(c)        27,918
                                                              ----------  ------------   -----------   -----------
    Total operating revenue.................................  2,221,073    193,738        (4,206)        2,410,605
                                                              ----------  ------------   -----------   -----------
Expenses:
  Health care services......................................  1,850,469    145,987          (696)(b)     1,995,760
  Marketing, general and administrative.....................    279,865     41,701         4,490(d)        326,056
  Amortization of intangibles...............................      3,495        322         2,859(e)          6,676
                                                              ----------  ------------   -----------   -----------
Operating income............................................     87,244      5,728       (10,859)           82,113
Interest income.............................................     23,459        162        (1,286)(f)        22,335
Interest expense............................................     (2,376 )     (479)       (2,520)(g)        (5,375)
                                                              ----------  ------------   -----------   -----------
Income before income taxes..................................    108,327      5,411       (14,665)           99,073
Provision for income taxes..................................     45,631      1,765        (4,206)(h)        43,190
                                                              ----------  ------------   -----------   -----------
Net income..................................................  $  62,696   $  3,646       $(10,459)     $    55,883
                                                              ----------  ------------   -----------   -----------
                                                              ----------  ------------   -----------   -----------

Weighted average common shares and equivalents outstanding
 used to calculate earnings per share.......................     27,847     27,847        27,847            27,847
                                                              ----------  ------------   -----------   -----------
Earnings per share..........................................      $2.25      $0.13        $(0.37)            $2.01
                                                              ----------  ------------   -----------   -----------
                                                              ----------  ------------   -----------   -----------

- ------------------------

                        PACIFICARE HEALTH SYSTEMS, INC,
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                         YEAR ENDED SEPTEMBER 30, 1993

Pro forma Condensed Balance Sheet as of June 30, 1994:

(a) The purchase price of the Pasteur Acquisition is assumed to be funded through borrowings under the Company's long-term line of credit. Under purchase accounting, the assets and liabilities of Pasteur are required to be adjusted to estimated fair values. For the purpose of preparing the pro forma financial statements, the entire excess of the cost of the Company's acquisition over the book value of Pasteur's net assets at the assumed date of acquisition (June 30, 1994) has been allocated to goodwill. Pasteur's assets will be adjusted to fair values as of the actual date of acquisition.

Pro forma Condensed Income Statement for the nine months ended June 30, 1994 and year ended September 30, 1993:

(b) This entry represents the reduction in premium revenue and health care services expense related to employee health coverage provided by the Company to the Acquired Companies.

(c) This entry represents the elimination of administrative fees paid by the Company to certain Acquired Companies and recognized as other income by such Acquired Companies prior to acquisition.

(d) The Company assumes that marketing, general and administrative expenses for the nine months ended June 30, 1994 and year ended September 30, 1993 totaling approximately $6 million and $8 million, respectively, will be incurred for the integration of acquisitions. These amounts are offset by reductions in marketing, general and administrative expenses of $331,000 and $3,510,000 related to footnotes (b) and (c) above for the nine months ended June 30, 1994 and the year ended September 30, 1993, respectively.

(e) Under purchase accounting, the assets and liabilities of the Acquisitions are required to be adjusted to estimated fair values. For the purpose of preparing the pro forma financial statements, goodwill was determined based on the excess of the purchase price over the fair values of net assets acquired for completed acquisitions, and the excess of the purchase price over book value of Pasteur's net assets at June 30, 1994. Pasteur's assets will be adjusted to fair values as of the actual date of acquisition. This entry represents the amortization of goodwill from the beginning of each pro forma period through the acquisition date assuming straight-line amortization over forty years as if the acquisitions were completed at October 1, 1993 and 1992, respectively.

(f) This entry represents the reduction of interest income from the beginning of each pro forma period through the acquisition date assuming cash payments of $28 million and $32 million were made at October 1, 1993 and 1992, of four percent.

(g) The Pasteur Acquisition is assumed to be funded using borrowings under the Company's long-term line of credit at an interest rate of 4.20 percent. This entry represents additional interest expense incurred for the nine months ended June 30, 1994 and year ended September 30, 1993, as if the Acquisitions were completed at October 1, 1993 and 1992, respectively.

(h) This entry represents the tax effect of the pro forma adjustment, excluding goodwill amortization, at the statutory rate in effect during the nine months ended June 30, 1994 and year ended September 30, 1993.

                                USE OF PROCEEDS

    The net proceeds of this offering will be used by the Company to increase working capital and for general corporate purposes. Such purposes may include the introduction of new products and services, increased investment in existing operations and expansion of geographic markets, which may include states in which the Company currently does not have a presence.

                          PRICE RANGE OF COMMON STOCK

    The Class A and Class B Common Stock are traded on the over-the-counter market and are listed on the NASDAQ National Market System under the symbols PHSYA and PHSYB, respectively. The following tables set forth, for the indicated periods, the high and low last reported sale prices per share of (i) the Prior Common Stock and (ii) the Class A and Class B Common Stock after the Recapitalization, as furnished by NASDAQ. All prices per share of Prior Common Stock have been divided by two to reflect the June 1992 Stock Dividend, which had the same effect on the total number of shares of common stock and equivalents outstanding as a two-for-one stock split.

                                                          PRIOR
                                                       COMMON STOCK
                                                    ------------------
FISCAL PERIOD                                        HIGH       LOW
- --------------------------------------------------  -------   --------
1992
  First Quarter...................................  $20       $ 10 7/8
  Second Quarter..................................   31         18 3/4
  Third Quarter (through June 4, 1992)............   30 1/8     25 1/2

                                               CLASS A             CLASS B
                                            COMMON STOCK        COMMON STOCK
                                          -----------------   -----------------
                                           HIGH       LOW      HIGH       LOW
1992
  Third Quarter (commencing June 5, 1992
   through June 30, 1992)...............  $30 3/4   $28 3/4   $29 1/2   $23 7/8
  Fourth Quarter........................   43        26 1/4    38        22 1/2
1993
  First Quarter.........................   51        38        44 3/4    32 1/2
  Second Quarter........................   56 3/4    30 1/2    49        20 5/8
  Third Quarter.........................   44        34        40        28 5/8
  Fourth Quarter........................   43 3/4    31        40 3/4    29 1/2
1994
  First Quarter.........................   42 1/4    31        41 1/2    29 7/8
  Second Quarter........................   57        38 1/4    56 3/8    37 3/4
  Third Quarter.........................   59 3/4    47 1/2    59 1/2    47 1/2
  Fourth Quarter (Through August 30,
    1994)...............................   71 1/2    47        70        46

    The last reported sale prices of the Class A and Class B Common Stock as quoted on the NASDAQ National Market System on August 30, 1994 were $71 1/2 and $68 per share, respectively. As of August 15, 1994, there were approximately 313 and 245 holders of record of the Class A and Class B Common Stock, respectively. Based upon information available to it, the Company believes that there are at least 25,000 beneficial holders in the aggregate of the Class A and Class B Common Stock.

                                DIVIDEND POLICY

    The Company has never paid any cash dividends on its Common Stock. The Company currently anticipates that no cash dividends on its Common Stock will be declared in the foreseeable future and that all of its earnings will be retained for the development of the Company's business. Any future dividends would be conditioned upon, among other things, future earnings, the financial condition of the Company and regulatory requirements, which may limit the Company's ability to pay dividends.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of June 30, 1994.

                                                              (IN THOUSANDS)
                                                                  Actual
                                                              ---------------
Current maturities of long-term debt........................  $        8,299
                                                              ---------------
                                                              ---------------
Long-term debt, excluding current maturities................  $       43,958
Shareholders' equity:
Preferred shares, par value $1.00 per share; 10,000,000
  authorized;
  none issued...............................................        --
Class A Common Shares, par value $0.01 per share; 30,000,000 shares
  authorized; 12,216,333 shares issued (1)..................             122
Class B Common Shares, par value $0.01 per share; 60,000,000 shares
  authorized; 15,241,657 shares issued (1)..................             153
Additional paid-in capital..................................         140,980
Retained earnings...........................................         248,914
                                                              ---------------
  Total shareholders' equity................................         390,169
                                                              ---------------
    Total capitalization....................................  $      434,127
                                                              ---------------
                                                              ---------------

- ------------------------

(1) Excludes 472,984 shares of Class A Common Stock and 1,303,061 shares of Class B Common Stock issuable upon the exercise of outstanding stock options as of June 30, 1994. See Note 1 on page 4 for information as of a more recent date.

                           DESCRIPTION OF SECURITIES

REGISTERED EQUITY PURCHASE CONTRACTS

    The description of the Contracts set forth below is qualified in its entirety by reference to the form of Registered Equity Purchase Contract which is an exhibit to the Registration Statement of which this Prospectus is a part.

    MANDATORY PURCHASE

    Each Contract obligates the Group which is a party thereto to purchase a specific amount of the Contract Shares. (See "Plan of Distribution" for an explanation of how the number of Shares offered to each Group will be determined.) On May 1, 1996 and on each May 1 thereafter through and including May 1, 2000 (each, a "Purchase Date"), a Group shall purchase 20 percent of its Contract Shares (the "Purchase Date Shares"). The Purchase Date Shares shall be purchased at a price per share (the "Purchase Price") equal to the last sale price of the Class B Common Stock as quoted on the NASDAQ National Market System on December 1, 1994. Each Contract requires the Group which is a party thereto to purchase the Purchase Date Shares on each Purchase Date at the Purchase Price even if the market price of the Class B Common Stock is less than the Purchase Price on such Purchase Date. The Purchase Price may be subjected to adjustment upon the occurrence of certain events. See "-- Anti-Dilution."

    STATUS OF HOLDER OF CONTRACT

a stockholder of the Company or have any rights or privileges of a stockholder. However, for purposes of certain disclosure and reporting obligations imposed pursuant to the Exchange Act, a Group may be deemed at certain times to "beneficially own" all or some portion of the Contract Shares.

    ANTI-DILUTION

    Each Contract will provide that the Purchase Price and the number of shares of Class B Common Stock that the Groups have the obligation to purchase will be subject to adjustment if the Company: (i) pays a dividend or makes a distribution on its Class B Common Stock in shares of its Class B Common Stock;
(ii) subdivides its outstanding shares of Class B Common Stock into a greater number of shares; (iii) combines its outstanding shares of Class B Common Stock into a smaller number of shares; (iv) makes a distribution on its Class B Common Stock in shares of its capital stock other than Common Stock; (v) issues by reclassification of its Class B Common Stock any shares of its capital stock; or
(vi) distributes to all holders of its Class B Common Stock any of its assets or debt securities or any rights or warrants to purchase assets or securities of the Company. No adjustment of the Purchase Price will be made until cumulative adjustments amount to at least $0.25 per share.

    RESTRICTIONS ON TRANSFER AND EXCHANGES

    A Contract shall be the obligation of the Group and such obligation cannot be sold, transferred or assigned. In the event of a merger, consolidation, reorganization or other similar event where the Group is not the surviving entity, the surviving entity shall not succeed to any of the Group's rights under the Contract without the prior written consent of the Company. Subsequent to purchase, the Purchase Date Shares will be fully transferable.

    In case a Contract shall be mutilated, lost, stolen or destroyed, the Company may, in its discretion, issue, in exchange and substitution for and upon cancellation of the mutilated Contract or in lieu of and substitution for the Contract so mutilated, lost, stolen or destroyed, a new Contract representing the same aggregate purchase obligation. Such new Contract will be issued only upon surrender of the mutilated Contract to the Company or receipt of evidence satisfactory to the Company of such loss, theft or destruction of the Contract and provision for indemnity, if requested.

    CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may, without the consent of the Groups, consolidate with, merge into or transfer its assets substantially as an entirety to any corporation, provided that the successor corporation assumes the Company's obligations under the Contracts. If the Company undergoes a capital reorganization or a or a reclassification in connection with any consolidation or merger in which the Company is the surviving corporation (other than a subdivision or combination of outstanding shares of Class B Common Stock), or if the Company consolidates with, or merges with or into any other corporation or sells the properties and assets of the Company as, or substantially as, an entirety to any other business organization, each Contract shall, after such capital reorganization, reclassification, consolidation, merger or sale, represent the obligation and the right to purchase the number of shares of stock or other securities or property (including cash) to which the Contract Shares issuable upon purchase thereof pursuant to the Contract would have been entitled upon such capital reorganization, reclassification of the Class B Common Stock, consolidation, merger or sale.

    EVENTS OF DEFAULT

    In the case of an Event of Default under clauses (i) through (v) below, the Company shall at its option either terminate the Contract thereby relieving the Company and the Group of all rights and obligations thereunder or accelerate the payment of the Total Purchase Price (as defined below). In the case of an Event of Default under clauses (vi) and (vii) below, the Company shall terminate the Contract and the Company and the Group shall be relieved of all rights and obligations under the Contract.

    An Event of Default will consist of the following events: (i) termination of the agreement between the Group and the Company whereby the Group agrees to provide health care services (the "Provider Agreement"); (ii) failure by the Group to maintain its strategic alliance with the Company or failure to meet its performance goals under the strategic alliance; (iii) default in the payment of the Purchase Date Price on any Purchase Date and continuance of such default for a period of 15 days; (iv) entry of a decree or order by a court having jurisdiction in the premises adjudging the Group a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Group under the Federal Bankruptcy Act or any other applicable federal or state law, or appointing a
receiver,  liquidator,  assignee,  trustee,   sequestrator  (or  other   similar
official) of the Group or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; (v) institution by the Group of proceedings to be adjudicated a bankrupt or insolvent, or the consent by the Group to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Group of a petition or property under the Federal Bankruptcy Act or any other applicable federal or state law, or the consent by the Group to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Group or of any substantial part of its property, or the making by the Group of a general assignment for the benefit of creditors;
(vi) entry of a decree or order by a court having jurisdiction in the premises adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the corporation under the Federal Bankruptcy Act or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or (vii) institution by the Company of proceedings to be adjudicated a bankrupt or insolvent, or the consent by the Company to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Company of a petition or answer or consent seeking reorganization or relief in respect of it or its property under the Federal Bankruptcy Act or any other applicable federal or state law, or the consent by the Company to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by the Company of a general assignment for the benefit of creditors. Termination of a Contract shall not affect any Contract Shares previously purchased under the Contract.

    The failure by a Group to purchase and pay for the Purchase Date Shares on a Purchase Date is not compensable by any measure of damages which would be less than payment of the total consideration due under a Contract (the "Total Purchase Price"). In the event that an action is instituted or defended by the Company in consequence of a default by the Group in the performance of a Group's obligation to purchase and pay for the Contract Shares, the damages to be assessed against the Group shall be the Total Purchase Price, plus interest at a rate equal to greater of the prime rate plus two percent or the maximum legal rate from the date of default, plus the costs of litigation. The Company may also seek any available equitable remedy.

    PAYMENT

    The total consideration due on each Purchase Date (the "Purchase Date the Company in care of the Company's Treasurer at the offices of the Company in lawful money of the United States of America by certified or official bank check in Los Angeles Clearing House (same day) Funds payable to or upon the order of the Company. The Company shall not be obligated to sell the Purchase Date Shares or deliver any certificates representing the Purchase Date Shares unless it shall have received payment in full of the Purchase Date Price for the Purchase Date Shares on each Purchase Date. A Group will not have the ability to purchase or pay for any of the Contract Shares prior to a Purchase Date or in any amount other than the number of Shares equal to the Purchase Date Shares.

    NO FRACTIONAL SHARES

    The Company shall not issue or sell any fraction of a share, but in any case where a Group would be entitled to receive a fraction of a share, the Company shall, upon the purchase by the Group of the Purchase Date Shares, pay in cash to the Group, in lieu of such fractional share, a sum equal to the same fraction of the Purchase Price per share then applicable under the Contract.

CAPITAL STOCK

    The authorized capital stock of the Company consists of 30 million shares of Class A Common Stock, par value $0.01 per share, 60 million shares of Class B Common Stock, par value $0.01 per share, and 10 million shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). As of August 15, 1994, there were 12,225,333 shares of Class A Common Stock outstanding, 15,269,578 shares of Class B Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

    The description of the Common Stock set forth below is qualified in its entirety by reference to the Company's Registration Statement on Form 8-A (File No. 0-14181), dated May 20, 1992, incorporated in this Prospectus by reference.

    VOTING. Actions submitted to a vote of stockholders will generally be voted on only by holders of Class A Common Stock. Except as provided below under the Certificate of Incorporation of the Company and the Delaware General Corporation Law, only the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote will be required to amend the Certificate of Incorporation, to authorize additional shares of Class A Common Stock, to approve any merger or consolidation of the Company with or into any other corporation or to approve the dissolution of the Company. The holders of Class A Common Stock will elect the entire Board of Directors. In addition, as permitted under the Delaware General Corporation Law, the Certificate of Incorporation provides that the number of authorized shares of the Class B Common Stock may be increased or decreased (but not below the number of shares Class A Common Stock.

    Under the Delaware General Corporation Law, holders of Class B Common Stock will be entitled to vote as a class on any merger or consolidation of the Company which involves an amendment to the Company's Certificate of Incorporation if the amendment would have an adverse effect on the rights of the Class B Common Stock, and on proposals to change the par value of the Class B Common Stock or to alter or change the powers, preferences or special rights of the shares of Class B Common Stock, including the Class B Protection feature described below, which may affect them adversely.

    DIVIDENDS AND OTHER DISTRIBUTIONS. Holders of the Class A Common Stock and Class B Common Stock are entitled to equal per share cash dividends, and, except as provided below, dividends paid in stock or property of the Company, when, as and if such dividends may be declared by the Board of Directors and paid out of assets legally available therefor. Stock dividends and stock splits would be declared and paid to holders of any class of Common Stock only if such stock dividends and stock splits were declared and paid to holders of all classes of Common Stock on an equal per share basis and may be made: (i) in shares of Class B Common Stock to the holders of Class A Common Stock and to the holders of Class B Common Stock; (ii) in shares of Class A Common Stock to the holders of Class A Common Stock and in shares of Class B Common Stock to the holders of Class B Common Stock; or (iii) in any other authorized class or series of capital stock to the holders of both classes of Common Stock. In the past, the Company has effected stock splits through stock dividends on its outstanding Prior Common Stock to reduce the price of the stock to levels which the Company believed made the stock more attractive. The Company may issue stock dividends in the future for similar reasons. Upon the liquidation, dissolution or winding up of the affairs of the Company, each share of Class A Common Stock and each share of the Class B Common Stock would receive the remaining net assets of the Company on an equal basis.

    MERGERS OR CONSOLIDATIONS. Each holder of Class B Common Stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Class A Common Stock in a merger or consolidation of the Company (whether or not the Company is the surviving corporation).

    CLASS B PROTECTION. If any person or group acquires beneficial ownership of 10 percent or more of the then issued and outstanding shares of Class A Common Stock after the effective date of the amendment to the Company's Certificate of Incorporation which reclassified the Prior Common Stock into Class A Common number of shares beneficially owned by such person or group before the effective time of the Reclassification Amendment and other than upon issuance or sale by the Company, by operation of law, by will or the laws of descent and distribution, by gift or by foreclosure of a bona fide loan), and such person or group (a "Significant Shareholder") does not then own an equal or greater percentage of all outstanding shares of Class B Common Stock acquired after the June 1992 Stock Dividend record date (the "Dividend Date"), such Significant Shareholder must within a 90-day period beginning the day after becoming a Significant Shareholder, make a public tender offer to acquire additional shares of Class B Common Stock (a "Class B Protection Transaction"). The 10 percent ownership threshold for the Class A Common Stock which triggers a Class B Protection Transaction may not be waived by the Board of Directors nor may the Board of Directors amend this threshold in the Certificate of Incorporation without shareholder approval. For purposes of this provision, "beneficial ownership" and "group" have the meanings of such terms as used in Rule 13d-1 promulgated under the Exchange Act.

    In a Class B Protection Transaction, the Significant Shareholder must offer to acquire from the holders of the Class B Common Stock that number of shares of additional Class B Common Stock (the "Additional Shares") determined by (i) multiplying the percentage of outstanding Class A Common Stock owned by such Significant Shareholder which were acquired after the effective date of the Reclassification Amendment, by the total number of shares of Class B Common Stock outstanding on the date such person or group became a Significant Shareholder, and (ii) subtracting therefrom the total number of shares of Class B Common Stock owned by such Significant Shareholder on such date and acquired after the Dividend Date by such Significant Shareholder. The Significant Shareholder must acquire all shares validly tendered or, if the number of shares tendered exceeds the number determined pursuant to such formula, a pro rata amount from each tendering holder.

    The offer price for any shares required to be purchased by the Significant Shareholder pursuant to this provision is the greater of (i) the highest price per share paid by the Significant Shareholder for any share of Class A Common Stock in the six-month period ending on the date such person or group became a Significant Shareholder or (ii) the highest price of a share of the Class A Common Stock or Class B Common Stock on the NASDAQ National Market System (or such other quotation system or securities exchange constituting the principal trading market for either class of Common Stock) on the date such person or share of Class A Common Stock or

Class B Common Stock on the NASDAQ National Market System (or such other quotation system or securities exchange constituting the principal trading market for either class of Common Stock) on the date preceding the date the Significant Shareholder engages in a Class B Protection Transaction.

    A Class B Protection Transaction would also be required of any Significant Shareholder that acquires the next highest integral multiple of five percent (e.g., 15%, 20%, 25%, etc.) of the outstanding Class A Common Stock after the effective date of the Reclassification Amendment (other than upon original issuance by the Company, by operation of law, by will or the laws of descent and distribution, by gift, or by foreclosure of a bona fide loan), and such Significant Shareholder does not own an equal or greater percentage of all outstanding shares of Class B Common Stock acquired after the Dividend Date. Such Significant Shareholder would be required to offer to buy that number of Additional Shares prescribed by the formula set forth above, even if a previous offer resulted in fewer shares of Class B Common Stock being tendered than such previous offer included. The Class B Protection feature does not restrict the sale of the Class B Common Stock. Accordingly, compliance with the Class B Protection feature will be determined only at the time Class A Common Stock is acquired.

    The requirement to engage in a Class B Protection Transaction is satisfied by making the requisite offer and purchasing validly tendered shares, even if the number of shares tendered is less than the number of shares included in the required offer. The penalty applicable to any Significant Shareholder that fails to make an offer required, or to purchase shares validly tendered (after proration, if any), would be to suspend automatically the voting rights of the shares of Class A Common Stock owned by such Significant Shareholder until consummation of an offer as required or until divestiture of the shares of Class A Common Stock that triggered the offer requirement. Neither the Class B Protection Transaction requirement nor the related penalty applies to any increase in percentage ownership of Class A Common Stock resulting solely from a change in the total amount of Class A Common Stock outstanding.

    CONVERTIBILITY. Neither the Class A Common Stock nor the Class B Common Stock is convertible into another class of Common Stock or any other security of the Company, except that (i) the Class B Common Stock will automatically convert into Class A Common Stock on a share-for-share basis if at any time the number of currently authorized and issued shares of Class A Common Stock, not including outstanding Class A Common Stock and Class B Common Stock together, or (ii) the Class B Common Stock could be converted into Class A Common Stock on a share-for-share basis by the Board of Directors if, as a result of the existence of the Class B Common Stock, either class of Common Stock becomes excluded from trading on all principal national securities exchanges and also is excluded from quotation on NASDAQ and any comparable national quotation system then in use. In making the determination for (ii) above, the Board may conclusively rely on any information or documentation available to it, including filings made with the Commission, any stock exchange, the National Association of Securities Dealers, Inc. or any other governmental or regulatory agencies or any written instrument purporting to be authentic. Upon such conversion, the voting interests of the holders of Class A Common Stock would be diluted. In addition, to the extent that the Class A Common Stock has a market price which is higher than the Class B Common Stock market price immediately prior to such conversion, such conversion may have the effect of decreasing the market price of the Class A Common Stock.

    In the event of any such conversion of the Class B Common Stock, certificates which formerly represented outstanding shares of Class B Common Stock will thereafter be deemed to represent a like number of shares of Class A Common Stock and all shares of Common Stock authorized by the Certificate of Incorporation will be deemed to be shares of Class A Common Stock.

    PREEMPTIVE RIGHTS. The Class A and Class B Common Stock do not carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company.

PREFERRED STOCK

    The terms of the Preferred Stock, or any series thereof, may be determined from time to time by the Board of Directors. Such shares may be convertible into shares of Common Stock and may have a rank superior to the Common Stock in payment of dividends, liquidation rights, voting and other rights, preferences and privileges. Shares of Preferred Stock may be issued from time to time by authorization of the Board of Directors of the Company without the vote of holders of the Common Stock. The Company has no present plans to issue any Preferred Stock.

                              PLAN OF DISTRIBUTION

    The Company will offer the right to enter into the Contracts directly to certain Groups which currently contract with the Company to provide a defined range of health care services. The Shares are being offered to the Groups in order to develop more strategic and long term alliances with such Groups. Each Company based upon the extent of each Group's alliance with the Company. Through this offering, the Company is trying to distinguish itself in the marketplace by forming strategic alliances with Groups who can assist the Company in its desire to continuously improve health care services in terms of quality, efficiency and cost-effectiveness. The Company intends to offer the right to enter into the Contracts to approximately 50 Groups. Upon agreeing to purchase the Shares, each Group will enter into a Contract whereby it will be irrevocably obligated to purchase the Contract Shares. See "Description of the Securities -- Equity Purchase Contracts." Sales of the Shares will be conducted by employees of the Company and no commissions will be paid in connection with the offer and sale of the Shares.

                                 LEGAL MATTERS

    The validity of the Class B Common Stock and the Contracts offered hereby will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, New York, New York.

                                    EXPERTS

    The Consolidated Financial Statements of the Company included in the Company's Annual Report (Form 10-K) for the year ended September 30, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Recent Developments............................           6
Use of Proceeds................................          11
Price Range of Common Stock....................          11
Dividend Policy................................          11
Capitalization.................................          12
Description of Securities......................          13
Plan of Distribution...........................          18
Legal Matters..................................          18
Experts........................................          18

                               PACIFICARE HEALTH
                                 SYSTEMS, INC.
                                 750,000 SHARES
                              CLASS B COMMON STOCK
                      REGISTERED EQUITY PURCHASE CONTRACTS

                              -------------------
                                   PROSPECTUS
                              -------------------

                                        , 1994

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee...............  $  17,651
NASDAQ Fee........................................................     15,000
Printing and Engraving............................................     50,000
Legal Fees and Expenses (other than Blue Sky).....................     80,000
Blue Sky Fees and Expenses........................................      5,000
Accounting Fees and Expenses......................................     12,000
Transfer Agent Fees...............................................      1,500
Miscellaneous.....................................................      1,849
                                                                    ---------
    Total.........................................................  $ 183,000
                                                                    ---------
                                                                    ---------

    All of the above items except the registration fee and the NASDAQ fee are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"). Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. Indemnification in a suit by or in the right of the corporation is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, but no indemnification may be made in such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability, such person is, under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys'
fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of a quorum consisting of the directors who were not parties to the action or, if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking, by or on behalf of the person to whom the advance was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

    The By-Laws of the Company (the "By-Laws") provide, in effect, that, to the extent and under the circumstances described above, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding of the type described above by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The By-Laws also permit the Company to purchase insurance on behalf of such persons against any liability whether or not the Company would have power to indemnify him against such liability pursuant to the By-Laws. The By-Laws further provide that the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, indemnification provided by the By-Laws is deemed not to be exclusive of any other rights to which those indemnified may be entitled, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

    The Certificate of Incorporation of the Company (the "Certificate") provides that no director shall be personally liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (iv) shall have derived an improper personal benefit. The Certificate further provides that no amendment or repeal of the rights herein referenced, nor the adoption of any provision of the Certificate inconsistent therewith, shall eliminate or reduce the effect of such rights in respect of any matter occurring or any cause of action, suit or claim that, but for the existence of such rights, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

    The Company maintains a directors, officers and trustees liability and company reimbursement insurance policy which, among other things, provides for
(i) payment on behalf of any of the Company's past, present or future directors, officers, trustees, employees, volunteers or any members of the Company's staff, faculty or any duly constituted committee of the Insured Entity (as defined in the policy) and other Insured Persons (as defined in the policy), against loss (as defined in the policy) stemming from actual or alleged acts or omissions committed by Insured Persons in their capacity as such, or while serving as director or trustee of any non-profit entities at the express written direction of the Insured Entity, and (ii) payment on behalf of the Insured Entity against such loss for which the Insured Entity has paid as indemnification to or on behalf of the Insured Person. The policy does not cover loss from claims made against Insured Persons arising from, among other things, specified categories of misconduct, including a claim against an Insured Person brought about or contributed to in fact (1) by any dishonest or fraudulent act or omission or any willful violation of any statute, rule of law or by any Insured (defined to include the Insured Entity and any Insured Person) or (2) by any Insured gaining any profit, remuneration or advantage to which such Insured was not entitled.

    So long as the Company meets the securities ownership and other tests set forth in Section 2115 of the California Corporations Code, Section 317 of such Code provides that all corporations have the power to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful," and against expenses actually and reasonably incurred by such person in connection with the defense or settlement of any such action "if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders." Except in cases where the agent being indemnified has been successful on the merits in defense of any proceeding referred to, indemnification is proper only if it is determined that the agent has met the applicable standards quoted above by (1) majority vote of a quorum consisting of directors who are or were not parties to such proceeding, or, if such a quorum of directors is not obtainable, by independent legal counsel in a written opinion, (2) approval of the voting shareholders of the corporation, with the shares owned by the indemnified persons not being entitled to vote, or (3) the approval of the court in which such proceedings is, or was, pending.

ITEM 16.  EXHIBITS
  (A) EXHIBITS

     4.1    Form of Registered Equity Purchase Contract.
     4.2    Form of Class B Common Stock Certificate (incorporated by reference to
            Registration Statement on Form 8-A (File No. 0-14181), dated May 20, 1992).
     5.1    Opinion of Shereff, Friedman, Hoffman & Goodman.*
    23.1    Consent of Ernst & Young.
    23.2    Consent of Shereff, Friedman, Hoffman & Goodman (included in Exhibit 5.1).
    24.1    Power of Attorney (appears on signature page).

- ------------------------

*    To be filed by amendment

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cypress, State of California, on this 30th day of August, 1994.

                                          PACIFICARE HEALTH SYSTEMS, INC.

                                          By: __________/s/_ALAN HOOPS__________
                                                         Alan Hoops
                                                President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENT, that each of the undersigned whose signature appears below constitutes and appoints Alan R. Hoops and Wayne B. Lowell, and each of them (with full power of each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and on his behalf, and in his name, place and stead, in any and all capacities to execute and sign any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the registrant hereby confers like authority on its behalf.

REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                  SIGNATURE                                        TITLE                              DATE
- ---------------------------------------------  ----------------------------------------------  ------------------

                /s/ TERRY HARTSHORN
    ------------------------------------       Chairman of the Board                            August 30, 1994
               Terry Hartshorn

                    /s/ ALAN HOOPS
    ------------------------------------       President and Chief Executive Officer            August 30, 1994
                 Alan Hoops                    (Principal Executive Officer)

                /s/ WAYNE B. LOWELL            Executive Vice President and
    ------------------------------------       Chief Financial Officer                          August 30, 1994
               Wayne B. Lowell                 (Principal Financial Officer)

                  /s/ FRED V. RYDER
    ------------------------------------       Vice President and Corporate Controller          August 30, 1994
                Fred V. Ryder                  (Principal Accounting Officer)

                  SIGNATURE                                        TITLE                              DATE
- ---------------------------------------------  ----------------------------------------------  ------------------

                /s/ ERIC BENVENISTE
    ------------------------------------                          Director                      August 30, 1994
               Eric Benveniste

              /s/ DAVID R. CARPENTER
    ------------------------------------                          Director                      August 30, 1994
             David R. Carpenter

    ------------------------------------                          Director                           , 1994
                Gary L. Leary

                  /s/ DAVID A. REED
    ------------------------------------                          Director                      August 30, 1994
                David A. Reed

            /s/ WARREN E. PINCKERT II
    ------------------------------------                          Director                      August 30, 1994
            Warren E. Pinckert II

                    /s/ LLOYD ROSS
    ------------------------------------                          Director                      August 30, 1994
                 Lloyd Ross

    ------------------------------------                          Director                           , 1994
                Dennis Strum

                                      II-5

                                 EXHIBIT INDEX


                                                                                                    SEQUENTIALLY
EXHIBIT NO.                                       DESCRIPTION                                      NUMBERED PAGE
- ------------  -----------------------------------------------------------------------------------  --------------

   4.1        Form of Registered Equity Purchase Contract........................................
   4.2        Form of Class B Common Stock Certificate (incorporated
               by reference to Registration Statement on Form 8-A
               (File No. 0-14181), dated May 20, 1992)...........................................
   5.1        Opinion of Shereff, Friedman, Hoffman & Goodman.*
  23.1        Consent of Ernst & Young...........................................................
  23.2        Consent of Shereff, Friedman, Hoffman & Goodman
               (included in Exhibit 5.1).........................................................
  24.1        Power of Attorney (appears on signature page)......................................

- ------------------------
*  To be filed by amendment.